Exhibit (a)(2)
UNITED INVESTORS INCOME PROPERTIES
c/o United Investors Real Estate, Inc.
55 Beattie Place, P.O. Box 1089
Greenville, South Carolina 29602
April 30, 2008
Dear Limited Partner:
     As you may be aware by now, MPF Badger Acquisition Co., LLC; MPF DeWaay Fund 6, LLC; MPF DeWaay Premier Fund 4, LLC; MPF ePlanning Opportunity Fund, LP; MPF Senior Note Program II, LP; MP Acquisition Co. 3, LLC; MPF Flagship Fund 10, LLC; MPF DeWaay Premier Fund 2, LLC; MacKenzie Patterson Special Fund 7, LLC; MPF Special Fund 8, LLC; MPF Income Fund 24, LLC; MPF Flagship Fund 13, LLC; MPF DeWaay Fund 5, LLC; and MacKenzie Patterson Fuller, LP (collectively, the “MPF Group”) initiated an unsolicited tender offer to buy units of limited partnership interest (the “Units”) in United Investors Income Properties, a Missouri limited partnership (the “Partnership”). The general partner of the Partnership, United Investors Real Estate, Inc., (“the “General Partner”) first became aware of the offer by the MPF Group on April 17, 2008.
     The Partnership, through its General Partner, is required by the rules of the Securities and Exchange Commission to make a recommendation whether you should accept or reject this offer or to state that the Partnership is remaining neutral with respect to the offer. The General Partner is of the opinion that secondary market sales information is not a reliable measure of value in this instance because of the limited number of reported trades. Therefore, the General Partner is remaining neutral and does not express any opinion with respect to the MPF Group’s offer, primarily because the General Partner does not have a reliable indicator of the fair value of the Units.
     We call your attention to the following considerations:
•	The MPF Group’s offer price is $45.00 per Unit, which will be reduced by the amount of any distributions declared or made between April 17, 2008 and May 18, 2008, or such other date to which the MPF Group offer may be extended.

•	The MPF Group’s offer is an increase over its previous offer of $40.00 per Unit on September 13, 2007. However, the MPF Group estimates the liquidation value of the Units to be approximately $67.00 per Unit.

•	The MPF Group’s offer is for all of the outstanding Units not already owned by the MPF Group. According to our records, the MPF Group directly owns no Units; however, affiliates of the MPF Group own 2,687 Units, or 4.40% of the total outstanding 61,063 Units, as of April 17, 2008. The MPF Group may be affiliated with other limited partners of the Partnership whose Units are included in its statement of ownership. Any acquisition of Units by the MPF Group as a result of the MPF Group’s offer may affect the outcome of Partnership decisions, in that the purchases may concentrate ownership of Units.

•	The MPF Group’s offer states that you will have the right to withdraw Units tendered in the offer at any time until the expiration of the offer on May 18, 2008, or such other date to which the MPF Group’s offer may be extended, or, if your Units have not been accepted for payment by June 16, 2008, you can withdraw them at any time after such time until your Units are accepted for payment.

•	The MPF Group does not indicate what its specific plans or proposals are regarding future tender offers. However, it states that it may consider future offers for the Units.

•	AIMCO Properties, L.P. and its affiliates (“AIMCO Properties”), which collectively hold 24,498 Units, or 40.12% of the total outstanding Units, do not intend to tender any of their Units in the MPF Group’s offer.

•	The Partnership’s current investment property consists of two properties: Bronson Place Apartments, a 70-unit apartment complex located in Mountlake Terrace, Washington, and Defoors Crossing Apartments, a 60-unit apartment complex located in Atlanta, Georgia. Defoors Crossing Apartments is currently under contract for sale to a third party at a purchase price of $4,022,000, subject to certain adjustments at closing. The General Partner estimates that the sale of Defoors Crossing Apartments will generate approximately $62.00 per Unit. Additionally, Bronson Place Apartments is currently listed and being marketed for potential sale. However, no assurances can be given regarding the timing or amount of either sale or the amount of any distribution to limited partners, if at all.

•	In connection with the September 2007 refinancing of the first mortgage loan encumbering Bronson Place Apartments, the lender to the Partnership obtained an appraisal of the property. In an appraisal report dated August 22, 2007, an appraiser concluded that the as is market value of Bronson Place Apartments was $7,100,000 as of August 15, 2007.

•	Since 2005, the Partnership has declared and made the following distributions to the limited partners:

Year of	Distribution Amount Per
Distribution	Limited Partnership Unit	Distribution Type
2005	$113.90	Proceeds from Operations
		($6.16 per Unit); Proceeds from
		sale of Meadow Wood Apartments
		($80.11 per Unit); Proceeds
		from refinancing of mortgage
		encumbering Bronson Place
		Apartments ($27.63 per Unit)

2006	$1.79	Proceeds from Operations

2007	$20.11	Proceeds from refinancing of
		the mortgage encumbering
		Bronson Place Apartments
•	Since 2005, AIMCO Properties has purchased in private transactions 11 Units, 10 Units, 40 Units and 8 Units at prices of $95.71 per Unit, $120.00 per Unit, $62.42 per Unit and $13.94 per Unit, respectively, each in 2005.

•	Set forth below is secondary sales information as reported by Direct Investments Spectrum (formerly known as The Partnership Spectrum) and the American Partnership Board, which are the only two independent sources from which we currently have information regarding secondary market sales. The gross sales prices reported by these services do not necessarily reflect the net sales proceeds received by sellers of Units, which typically are reduced by commissions and other secondary market transaction costs to amounts less than the reported price. We do not know whether the information compiled by these services is accurate or complete. Other sources, such as The Stanger Report, may contain prices for Units that equal or exceed the sales prices reported by Direct Investments Spectrum and the American Partnership Board
o	Set forth below are the high and low sales prices of Units during the years ended December 31, 2005, 2006 and 2007, as reported by Direct Investments Spectrum, an independent third-party source. Direct Investments Spectrum has not reported any sales of Units during 2008 (through January 31).

	HIGH	LOW
Year Ended 2005:	$145.11	$100.00
Year Ended 2006:	$60.00	$52.00
Year Ended 2007:	$55.00	$55.00

o	Set forth below are the high and low sales prices of Units during the years ended December 31, 2005, 2006 and 2007, as reported by the American Partnership Board, an independent third-party source. American Partnership Board has not reported any sales of Units during 2008 (through February 19).

	HIGH	LOW
Year Ended 2005:	$145.11	$108.77
Year Ended 2006:	$60.25	$60.25
Year Ended 2007:	$55.00	$55.00
     The General Partner urges each investor to carefully consider the foregoing information before tendering his or her Units to the MPF Group.
     Each limited partner should make its own decision as to whether or not it should tender or refrain from tendering its Units in an offer in light of its unique circumstances including (i) its investment objectives, (ii) its financial circumstances including the tolerance for risk and need for liquidity, (iii) its views as to the Partnership’s prospects and outlook, (iv) its own analysis and review of all publicly available information about the Partnership, (v) other financial opportunities available to it, (vi) its own tax position and tax consequences, and (vii) other factors that the holder of Units may deem relevant to its decision. Under any circumstances, limited partners should be aware that a sale of their interests in the Partnership will have tax consequences that could be adverse.
     Please consult with your tax advisor about the impact of a sale on your own particular situation and the effect of any negative capital accounts.
     If you would like to discuss your Partnership’s performance in greater detail, please contact our Investor Relations Department at ISTC Corporation at (864) 239-1029 or at P.O. Box 2347, Greenville, SC 29602.  Please be advised that the information contained in this letter reflects the extent of our advice with respect to this offer.

Sincerely,

United Investors Real Estate, Inc.
General Partner